

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 17, 2007

Mr. Brad Bernstein
President
Anchor Funding Services, Inc.
2201-E Crownpoint Executive Drive
Charlotte, North Carolina 28227

Re: Anchor Funding Services, Inc.
Registration Statement on Form 10-SB/A
Quarterly Report on Form 10Q-SB for the period ended June 30, 2007
File No. 0-52589

Dear Mr. Bernstein:

We have reviewed your responses dated August 14, 2007, and August 31, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your Forms 10-SB and Form 10-QSB to revise the disclosure regarding the nature of your fee structure, your revenue recognition policy and any revisions of your financial statements.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

2. We note your response to prior comment 1. Please tell us in detail how you determine your yield. Tell us how you aggregate the experience of certain customers and why you believe that such aggregation is appropriate.

3. We note your response to prior comment 3. In your letter dated August 14, 2007, you stated on the last page of your response that you can not reasonably estimate the timing of the collection of the invoices purchased and that your customers are in various industries and many factors influence the timing of when the debtors will pay the invoices that you have purchased. Due to the foregoing reasons, you stated that you would recognize revenue on the non-refundable factoring commission using the cost recovery method.

    In your latest letter dated August 31, 2007, you state that all of your fees are time based. Furthermore, you state that you had not previously considered using your yield rate information to estimate the timing of your collections. As previously requested in a telephone conversation, please explain in detail what changed during the period of time between letters that permitted you to estimate your yield. Tell us in detail why you believe that you have sufficient experience to estimate a yield. Provide us with a schedule showing estimated yields with the actual yield.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Accountant, at (202) 551-3385 or Dean Suehiro, Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Legal Branch Chief

cc: Steven Morse, Esq. (*via facsimile*)